UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 4, 2022

INPIXON

(Exact name of registrant as specified in its charter)

Nevada	001-36404	88-0434915
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2479 E. Bayshore Road, Suite 195 Palo Alto, CA	94303
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (408) 702-2167

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock	INPX	The Nasdaq Stock Market LLC

Item 3.03 Material Modification to Rights of Security Holders.

To the extent required by Item 3.03 of Form 8-K, the information regarding the Reverse Stock Split (as defined below) contained in Item 5.03 of this Current Report on Form 8-K is incorporated by reference herein.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On October 4, 2022, Inpixon, a Nevada corporation (the “Company”), filed a Certificate of Change (the “Certificate of Change”) with the Secretary of State of the State of Nevada to effect a reverse stock split of the Company’s authorized and issued and outstanding shares of common stock, par value $0.001 per share, at a ratio of one (1) share of common stock for every seventy five (75) shares of common stock (the “Reverse Stock Split”). The Reverse Stock Split will be effective as of 12:01 a.m. (Eastern Time) on October 7, 2022 (the “Effective Time”) and the Company’s common stock will begin trading on the Nasdaq Capital Market on a post-split basis when the market opens on October 7, 2022. The Reverse Stock Split is primarily intended to bring the Company into compliance with the minimum bid price requirements for maintaining its listing on the Nasdaq Capital Market. On October 6, 2022, the Company issued a press release announcing, among other things, the Reverse Stock Split. A copy of the press release is filed herewith as Exhibit 99.1.

Pursuant to the laws of the State of Nevada, the Company’s state of incorporation, the Company’s Board of Directors has the authority to effect a reverse stock split without stockholder approval if the number of authorized shares of common stock and the number of outstanding shares of common stock are proportionally reduced.

Split Adjustment; Treatment of Fractional Shares

As a result of the Reverse Stock Split, each seventy five (75) shares of common stock outstanding will be automatically combined into one (1) new share of common stock without any action on the part of the holders, and the number of authorized shares common stock will be reduced from 2,000,000,000 shares to 26,666,667 shares.

No fractional shares of common stock will be issued in connection with the Reverse Stock Split. If, as a result of the Reverse Stock Split, a stockholder would otherwise have held a fractional share, the stockholder will receive, in lieu of the issuance of such fractional share, one whole share of common stock.

Certificated and Non-Certificated Shares

Computershare Trust Company, N.A., the Company’s transfer agent, is acting as the exchange agent for the Reverse Stock Split and will provide instructions to stockholders of record regarding the process for exchanging shares. Those stockholders holding common stock in “street name” will receive instructions from their brokers.

Capitalization; Adjustment of Outstanding Securities

The Reverse Stock Split does not alter the par value of the Company’s common stock or modify any voting rights or other terms of the common stock.

In addition, pursuant to their terms, a proportionate adjustment will be made to the per share exercise price and number of shares issuable under all of the Company’s outstanding derivative securities, including its shares of preferred stock and stock options and warrants to purchase shares of common stock.

Trading Symbol; New CUSIP

After the Reverse Stock Split, the trading symbol for the Company’s common stock will continue to be “INPX.” The new CUSIP number for the Company’s common stock following the Reverse Stock Split is 45790J867.

Certificate of Change

The above description of the Certificate of Change and the Reverse Stock Split is a summary of the material terms thereof and is qualified in its entirety by reference to the Certificate of Change, a copy of which is attached hereto as Exhibit 3.1, as filed with the Secretary of State of the State of Nevada on October 4, 2022 (effective as of October 7, 2022).

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description

3.1	Certificate of Change filed with the Secretary of State of the State of Nevada on October 4, 2022 (effective as of October 7, 2022).

99.1	Press Release issued by Inpixon on October 6, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INPIXON

Date: October 6, 2022	By:	/s/ Nadir Ali
	Name:	Nadir Ali
	Title:	Chief Executive Officer

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